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                                Exhibit (a)(3)

[ADVANTA LOGO]


August 9, 2001

Recipient Name
Recipient Address


Dear [Name],

We are pleased to announce the implementation of a compensation opportunity - the AMIP Shares Exchange Program. This voluntary program is designed to restore the potential value of your 2001 AMIP Bonus and reinforce our commitment to competitive bonus opportunities.

In this packet, you will find:

        -   Summary Guidelines for participation in the AMIP Shares Exchange

        - A personalized Decision Aid outlining the program as it applies to your 2001 Bonus

        -   A Detailed "Offer to Repurchase Eligible Shares of Restricted Stock"

        - A Letter of Transmittal (printed on green paper--this is your election form)

        -   A Sample Stock Option Agreement

        -   An Advanta Corp. 2000 Omnibus Stock Incentive Plan Prospectus


Please take the time to review the enclosed materials carefully and discuss it with your legal counsel, accountant or financial planner and your family. The completed form will need to be returned and your Eligible AMIP Shares tendered by September 6, 2001 in order to take advantage of this program. If you have any questions on this package or the details of the program please call the Exchange Program Information Line at 215-444-5205.


Best regards,

/s/ Dennis Alter                               /s/ William A. Rosoff
-------------------                            ------------------------
Dennis                                         Bill